July 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Voyager Acquisition Corp.

Registration Statement on Form S-1

Filed June 18, 2024

CIK No. 0002006815

Ladies and Gentlemen:

On behalf of our client, Voyager Acquisition Corp./Cayman Islands (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 9, 2024, relating to the Company’s Registration Statement on Form S-1 filed on June 18, 2024.

The Company is concurrently filing via EDGAR Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Form S-1

General

1.	We note your disclosure on the cover page and elsewhere in the filing that the sponsor members have indicated an interest to purchase approximately $295,399,800 of the units in the offering at the offering price. We also note that the sponsor members may determine to purchase a difference number of units in the offering. So that investors will be able to understand the minimum amount of your securities that will enter the public market through sales to the public, as opposed to the sponsor members, please clarify that the ceiling on the amount of purchase is $295,399,800 of the units, as you reflect on page 64. Additionally, please tell us whether the limited number of public investors would impact the company’s eligibility to list its securities on Nasdaq. Please revise your risk factor disclosure starting on page 64 to address the potential conflicts of interest with the sponsor members in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement warrants, and the ability to pursue a business combination with a company that is affiliated with the sponsor members, as noted on page 3.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 17, 64, 128 and 166 to address the Staff’s comment regarding a ceiling on the non-managing sponsor member expressions of interest. Additionally, the Company advises the Staff that it has revised the risk factor disclosure on pages 60 and 61.

The Company further confirms, following consultation with the prospective underwriters participating in the offering, that the limited number of public investors would not impact the company’s listing eligibility on the Nasdaq Global Market.

2.	We note that the sponsor members have indicated an interest to purchase approximately 98% of the units in the public offering. Please identify the fifteen institutional investors, the number of units that each of these investors have indicated an interest in purchasing in the offering, and file any agreements with such investors as exhibits.

Response: The Company acknowledges the Staff’s comment and informs the Staff that it does not believe the identity of the non-managing sponsor members is material. As provided in the Amendment, there is no assurance that any non-managing sponsor member will acquire any units in this offering. The number of units allocated to and actually received by each non-managing sponsor member will be subject to the discretion of the underwriters for this offering. Further, unlike non-managing sponsor member arrangements of some other blank check companies, none of the Company’s non-managing sponsor members have voting rights or are under any obligation to hold any units or public shares following the closing of this offering, and as a result, no non-managing sponsor member will necessarily be an investor at the time the Company’s stockholders vote on an initial business combination. Additionally, no non-managing sponsor member will own more than 5% of the sponsor. Accordingly, the Company believes naming any non-managing sponsor member in the Form S-1 may have the unintended effect of misleading investors as to the post-offering ownership of the Company and the ability of the Company to complete an initial business combination. In addition, the Company notes that the negotiations between its sponsor and each non-managing sponsor member were handled separately, and no arrangements were made with any non-managing sponsor member with respect to the voting of any securities acquired. As a result, the Company cannot predict how or if any of the non-managing sponsor members will vote in connection with an initial business combination. For the above reasons, the Company has not identified the non-managing sponsor members or provided any additional information regarding non-managing sponsor member identities in the Amendment.

3.	With respect to the 4,010,000 private placement warrants that the sponsor members have expressed an interest to purchase, please clarify whether these warrants are part of or in addition to the 7,220,000 private placement warrants to be purchased by your sponsor.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 2, 15 and 127 to address the Staff’s comment.

4.	Please disclose whether the sponsor members’ securities would be subject to a lock up agreement with the underwriters.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 14, 18, 61 and 128 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship